                   SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.   20549


                        -------------------------


                                FORM 11-K


            X  Annual Report Pursuant to Section 15(d) of the
           --- Securities Exchange Act of 1934 (Fee Required)

                                   or

               Transition Report Pursuant to Section 15(d) of
           --- the Securities Exchange Act of 1934(no fee required)
               for the transition period from         to          .
                                             ---------  ----------

               For the fiscal year ended December 31, 2001

                      Commission file number 001-10898


                     ------------------------------


             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN


                      THE ST. PAUL COMPANIES, INC.
                          385 WASHINGTON STREET
                       ST. PAUL MINNESOTA   55102

            (Full title of the Plan and address of the Plan)

                     ------------------------------


                      THE ST. PAUL COMPANIES, INC.
                          385 WASHINGTON STREET
                       ST. PAUL, MINNESOTA   55102

                (Name and address of principal executive offices of the issuer of the securities)

                     -------------------------------

                          REQUIRED INFORMATION
                          --------------------


   The St. Paul Companies, Inc. Savings Plus Plan (the "Plan") is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and for purposes of satisfying the requirements of Form 11-K has included for filing herewith the Plan financial statements and schedule prepared in accordance with the financial reporting requirements of ERISA.


   Financial Statements and Schedule                            Page
   ---------------------------------                            ----

   Independent Auditors' Report . . . . .  . . . . . .           3

   Statements of Net Assets Available
     for Plan Benefits . . . . . . . . . . . . . . . .           4

   Statements of Changes in Net Assets
     Available for Plan Benefits . . . . . . . . . . .           5

   Notes to Financial Statements . . . . . . . . . . .          6-14

   Schedule of Assets (Held at End of Year) . . . . . .          15

                      INDEPENDENT AUDITORS' REPORT
                     ------------------------------

     The Plan Administrative Committee and Plan Participants
     The St. Paul Companies, Inc. Savings Plus Plan:

     We have audited the accompanying statements of net assets available for plan benefits of The St. Paul Companies, Inc. Savings Plus Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The St. Paul Companies, Inc. Savings Plus Plan as of December 31, 2001 and 2000, and the changes in the net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibilty of the Plan's administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                        /s/ KPMG LLP
                                            --------
                                            KPMG LLP

     Minneapolis, Minnesota
     June 7, 2002

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

          Statements of Net Assets Available for Plan Benefits

                       December 31, 2001 and 2000


                                                 2001             2000
                                             ------------     ------------

Assets:
  Investments:
    Common stock of The St.Paul
      Companies, Inc.                        $ 72,852,398 *   $ 94,186,945 *
    Fidelity U.S. Bond Index Fund              83,180,007 *     77,441,617 *
    Fidelity Puritan Fund                      72,362,900 *     78,222,716 *
    Fidelity U.S. Equity Index
      Commingled Pool                          78,949,821 *     97,463,785 *
    Fidelity Blue Chip Growth Fund            137,484,654 *    176,210,368 *
    F&G Life Insurance Company
      Investment Contract                      37,329,175 *     35,216,208
    Fidelity Diversified International
      Fund                                     24,728,870       30,390,259
    Fidelity Retirement Money Market
      Portfolio                                26,598,558       27,217,912
    Fidelity Equity-Income Fund                30,932,308       33,401,315
    Franklin Small-Mid Cap Growth Fund
      Class A                                  32,422,232 *     41,780,253 *
    Neuberger Berman Genesis Fund              16,079,008       10,592,708
    Fidelity BrokerageLink                      2,538,495          -
    Participant loans                          15,272,154       16,619,071
    Short-term investments                     11,086,103        2,017,399
                                             ------------     ------------

        Total investments                     641,816,683      720,760,556

  Receivables:
    Accrued dividends                             461,402          470,763
    Other                                          29,965          545,238
                                             ------------     ------------
        Total assets                          642,308,050      721,776,557
                                             ------------     ------------

Liabilities:
  Forfeitures and other                           836,057          437,194
                                             ------------     ------------
        Total liabilities                         836,057          437,194
                                             ------------     ------------


Net assets available for plan benefits       $641,471,993     $721,339,363
                                             ============     ============





  *Investment represents 5 percent or more of the Plan's net assets available for plan benefits.

   See accompanying notes to financial statements.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

     Statements of Changes in Net Assets Available for Plan Benefits

                 Years Ended December 31, 2001 and 2000



                                                  2001            2000
                                              ------------    ------------

Additions:
  Additions to net assets attributed to:
    Contributions:
       Participating companies
        (salary conversion)                    $36,180,033     $33,489,815
       Employer                                       -            581,182

    Investment income:
       Interest                                  4,753,236       4,851,298
       Dividends                                12,423,519      27,245,322
      Net appreciation (depreciation) in
        fair value of investments:
          Mutual funds                         (58,079,690)    (47,948,091)
          Common stock                         (17,591,196)     40,526,786
          BrokerageLink                            142,318           -
                                              ------------    ------------
      Net depreciation in
        fair value of investments              (75,528,568)     (7,421,305)
                                              ------------    ------------
       Total investment income (loss)          (58,351,813)     24,675,315

    Transfers from other plans                   4,891,849      33,961,023
                                              ------------    ------------
       Total additions (reductions)            (17,279,931)     92,707,335
                                              ------------    ------------

Deductions:
  Deductions from net assets attributed to:
    Retirement and termination
      distribution benefits and withdrawals:
      Paid to participants in cash              60,375,605     107,464,895
      Common stock distributed,
         at market value                         2,069,208       3,106,771
       Forfeitures                                  36,517         163,570
       Administrative expenses                     106,109         126,312
       Transfers to other plans                     -           28,603,736
                                              ------------    ------------
       Total deductions                         62,587,439     139,465,284
                                              ------------    ------------

      Net decrease                             (79,867,370)    (46,757,949)

Net assets available for plan benefits:
   Beginning of year                           721,339,363     768,097,312
                                              ------------    ------------
   End of year                                $641,471,993    $721,339,363
                                              ============    ============



See accompanying notes to financial statements.

               THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

                        Notes to Financial Statements

                         December 31, 2001 and 2000



Note 1   Description of the Plan

         General Provisions
         ------------------

         The St. Paul Companies, Inc. Savings Plus Plan (the Plan) is a defined contribution plan which provides retirement and other benefits to eligible employees of participating companies. The St. Paul Companies, Inc. (the Company) and its subsidiaries, St. Paul Fire and Marine Insurance Company, St. Paul Reinsurance Management Corporation and Octagon Risk Services, Inc. currently participate in the Plan. Fidelity and Guaranty Life Insurance Company (F&G Life) and Management Science Associates, Inc. (MSA) each withdrew from the Plan effective September 28, 2001 and July 27, 2001, respectively, pursuant to the sales of F&G Life and MSA by the Company. The Company has appointed the Administrative Committee as the Plan Administrator and the Benefit Plans Investment Committee as the delegated authority for management and control of the assets of the Plan (including the designation of investment funds). Fidelity Management Trust Company is the trustee for the trust maintained in connection with the Plan.

         The following brief description of the Plan is provided for general information purposes. Participants should refer to the Plan document and the employee benefits program manual for more complete information.

         Participation, Vesting and Forfeitures
         --------------------------------------

         All employees of participating companies, as defined by the Plan, are eligible to participate immediately upon employment. Participants are 100% vested in their contributions and related earnings. Participants become vested in pre-1999 Company contributions at the rate of 20% after two years of service, increasing 20% per year of additional service and are 100% vested after six years of service. Participants are immediately vested in post-1998 Company contributions. Nonvested Company contributions are forfeited by terminating participants. Forfeitures can be used to restore accounts, pay Plan administrative expenses or offset Company contributions or salary conversion contributions. Upon termination of the Plan or change in control of the Company, participant account balances would vest in full.

         Merger
         ------

         On April 18, 2000, the Company completed a merger with the MMI Companies, Inc. and subsidiaries, and effective July 1, 2000 the MMI Companies, Inc. Savings & Profit Sharing Plan (401(k)), was merged into the Plan.

            THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

                       December 31, 2001 and 2000



Note 1   Description of the Plan (continued)

         Contributions
         -------------

         Participants elect to have their employer make salary conversion (pretax) contributions to the Plan on their behalf under Section 401(k) of the Internal Revenue Code. Salary conversion contributions are currently limited to 15% of employees' annual base salary with an annual maximum of $10,500.

         Participating companies make matching contributions of one dollar for every dollar of participant salary conversion contributions up to 4% of their base salary. This matching contribution is made in the form of The St. Paul Companies, Inc. Preferred Stock and is invested in The St. Paul Companies, Inc. Stock Ownership Plan.

         A company contribution of approximately $581 thousand was made to the Plan on July 18, 2000 by the MMI Companies, Inc., which was related to employee contributions made to the MMI
         Companies, Inc. Savings and Profit Sharing Plan (401(k)) through June 30, 2000.



         Investment Funds
         ----------------

         The Plan offers eleven separate investment funds and a brokerage window as described below:

         St. Paul Common Stock Fund
         --------------------------

         The St. Paul Common Stock Fund is invested in shares of common stock of The St. Paul Companies, Inc., up to a maximum of 10 percent of the Company's outstanding common stock, with a small portion held in short-term investments.

         F&G Life Stable Interest Fund
         -----------------------------

         The F&G Life Stable Interest Fund is invested in an investment contract with Fidelity & Guaranty Life Insurance Company which preserves principal and also provides a fixed interest rate which is determined each year. Neither principal nor interest under this contract is guaranteed or insured by the U.S. Government.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

                       December 31, 2001 and 2000



Note 1   Description of the Plan (continued)

         Investment Funds (continued)
         ----------------------------

         Fidelity U.S. Bond Index Fund
         -----------------------------

         The Fidelity U.S. Bond Index Fund is an income mutual fund which normally invests at least 80 percent of total assets in bonds included in the Lehman Brothers Aggregate Bond Index.


         Fidelity Puritan Fund
         ---------------------

         The Fidelity Puritan Fund is a balanced mutual fund which normally invests approximately 60 percent of assets in stocks and other equity securities and the remainder in bonds and other debt securities, including lower-quality debt securities, when its outlook is neutral. The fund will invest at least 25 percent of total assets in fixed-income senior securities, including debt securities and preferred stocks.

         Fidelity U.S. Equity Index Commingled Pool
         ------------------------------------------

         The Fidelity U.S. Equity Index Commingled Pool is a commingled pool, managed by Fidelity Management Trust Company, which invests primarily in common stocks of the 500 companies that make up the S&P 500 and attempts to match the investment performance of the Standard & Poor's 500 Composite Stock Index (S&P 500).


         Fidelity Blue Chip Growth Fund
         ------------------------------

         The Fidelity Blue Chip Growth Fund is a growth mutual fund which invests primarily in common stocks of well-known and established companies. Normally at least 65 percent of the fund's total assets are invested in the common stock of blue chip companies.


         Fidelity Diversified International Fund
         ---------------------------------------

         The Fidelity Diversified International Fund is a growth mutual fund which normally invests at least 65 percent of total assets in foreign securities. The fund normally invests primarily in common stocks.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

                       December 31, 2001 and 2000



Note 1   Description of the Plan (continued)

         Investment Funds (continued)
         ----------------------------

         Fidelity Retirement Money Market Portfolio
         ------------------------------------------

         The Fidelity Retirement Money Market Portfolio is a money market mutual fund which invests in U.S. government securities and repurchase agreements for those securities, and enters into reverse repurchase agreements. The fund also invests more than 25 percent of total assets in the financial services industry. An investment in this portfolio is not guaranteed or insured by the FDIC or any other government agency.


         Fidelity Equity-Income Fund
         ---------------------------

         The Fidelity Equity-Income Fund is a growth and income mutual fund which normally invests at least 65 percent of total assets in income producing equity securities which tend to lead to investments in large cap value stocks. The Fund may potentially invest in other types of equity and debt securities, including lower-quality debt securities.


         Franklin Small-Mid Cap Growth Fund-Class A
         -------------------------------------------

         The Franklin Small-Mid Cap Growth Fund-Class A is a growth mutual fund which invests at least 80 percent of its net assets in the equity securities of small capitalization and mid capitalization companies. Mid cap companies are those companies with market cap values not exceeding $8.5 billion. Small cap companies are those companies with market cap values not exceeding: (1) $1.5 billion; or (2) the highest market cap value in the Russell 2000 Growth Index, whichever is greater at the time of purchase.


         Neuberger Berman Genesis Fund
         -----------------------------

         The Neuberger Berman Genesis Fund is a growth mutual fund which invests primarily in common stocks of small-cap companies with market capitalizations of up to $1.5 billion at the time of investment. The portfolio looks for growth potential by investing in strong companies with solid performance histories and proven management.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

                       December 31, 2001 and 2000



Note 1   Description of the Plan (continued)

         Investment Funds (continued)
         ----------------------------

         Fidelity BrokerageLink
         ----------------------

         The Fidelity BrokerageLink, first available on July 1, 2001, allows a participant to establish a brokerage account with Fidelity, which provides the opportunity to select from thousands of mutual funds, stocks, bonds, certificates of deposit, U.S. Treasury securities and mortgage-backed securities. A minimum transfer of $2,500 from investment funds is required to open a BrokerageLink account. Subsequent transfers from investment funds to the BrokerageLink account must be at least $1,000. The BrokerageLink account has an annual fee of $100 which is paid by the participant.

         Allocation
         ----------

         Participants may elect to have their participating Company salary conversion and Company supplemental match contributions invested in these funds in 1% multiples as they choose and may also transfer their balances daily within these funds.

         Investment Income
         -----------------

         Investment income is allocated daily to participant accounts on the basis of each participant's respective share of the assets of each applicable fund.

         Distributions
         -------------

         Distribution of benefits from the Plan is made upon retirement, permanent total disability, death or employment termination. Distributions from the Company Stock Fund may be made either in shares of common stock of The St. Paul Companies, Inc., cash or any combination thereof at the discretion of the participant. Distributions are based on a participant's share of the market value of the assets in the applicable funds when the distribution occurs.

         Participants are permitted withdrawals from their share of Company match and salary conversion contributions for financial hardship reasons, as defined by the Plan.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

                       December 31, 2001 and 2000



Note 1   Description of the Plan (continued)


         Participant Loans
         -----------------

         Participants may request to receive as a loan from the Plan up to 50% of their vested account balance subject to a minimum of $500 and a maximum of $50,000. Loans are made at the current prime interest rate plus 1/2% and must be repaid by payroll deduction over a maximum period of five years (ten years if the loan is designated as a primary residence loan). Participants pay a $75.00 set-up fee for each loan.


         Tax Status
         ----------

         The Internal Revenue Service has issued a determination letter stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code and that the trust created thereunder is exempt from federal income taxes under Section 501(a) of the Internal Revenue Code. Since the receipt of the determination letter, certain Plan amendments have been made. It is the opinion of the Company that the Plan continues to qualify under
         Section 401(a) of the Internal Revenue Code.

         Company match contributions invested in the Plan and salary conversion contributions invested in the Plan for participants by their employers are not taxed to the participant until received as a distribution from the Plan. Any appreciation of shares of common stock of The St. Paul Companies, Inc. distributed to a participant is not taxed until the participant disposes of such shares. Under certain circumstances a distribution may be subject to excise taxes of 10% in addition to normal income tax.

         Plan loans to participants are generally not considered taxable income.

         Taxes on rollover transfers are deferred until the rollover amounts are received as a distribution from the Plan.


         Plan Termination
         ----------------

         Although the Company expects to continue the Plan indefinitely, it has reserved the right to terminate the Plan at any time. Upon such termination, the Plan administrator would direct the Plan trustee to distribute participant account balances. Upon termination of the Plan or change in control of the Company, participant account balances would vest in full.

                THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

                       December 31, 2001 and 2000



Note 2   Significant Accounting Policies

         The accompanying Plan financial statements are presented on the accrual basis of accounting.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets,liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

         The investment in common stock of The St. Paul Companies, Inc. and in shares or units of investment funds are carried at market value, based on published market quotations. Realized gains or losses on sales of these investments and the change in unrealized appreciation or depreciation in market value of these investments are presented in total in the statements of changes in net assets available for plan benefits. The average cost method is used to determine cost of shares sold or distributed. Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

         Participant loans are carried at unpaid principal amounts plus accrued interest.

         Money market fund and short-term investments are carried at cost plus accrued interest, which approximates market value. The benefit-responsive investment contract is valued at contract value (see Note 4).

         A portion of the administration expenses of the Plan is paid by the Company and are not reflected in the accompanying financial statements. Plan administrative expenses paid by the Plan are paid out of forfeitures. Plan forfeitures are used to restore accounts, pay administrative expenses, offset company matching contributions or salary conversion contributions.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

                       December 31, 2001 and 2000



Note 3   Plan Amendment

         The Plan was amended effective as of Dec. 13, 1999, to provide each participant who becomes an employee of Metropolitan Property & Casualty Insurance Company (Metropolitan) on Jan. 1, 2000 pursuant to the terms of the Stock and Asset Purchase Agreement dated as of July 12, 1999 between St. Paul Fire and Marine Insurance Company and Metropolitan, shall be entitled to elect to have his entire vested account balance (including any outstanding loans) transferred to the MetLife Savings and Investment Plan in a voluntary trust-to-trust transfer meeting the requirements of Treas. Reg. Section 1.411(d)-4(Q&A-3)(b). On Feb. 14, 2000, the Plan transferred $28.6 million to the MetLife Savings and Investment Plan in a voluntary trust-to-trust transfer elected by certain participants who became employees of MetLife or its affiliate, on Jan. 1, 2000.

Note 4   Investment Contract

         The Plan has a benefit-responsive investment contract with F&G Life, represented by the investment in the F&G Life Stable Interest Fund. F&G Life maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by F&G Life. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

         There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rate was 6.0 percent for 2001 and 5.35 percent for 2000, respectively. The crediting interest rate is reset annually based on projections of the investment returns for the forthcoming year, but may not be less than 4 percent.


Note 5   Transfers from Other Plans

         The Plan allows for rollover transfers to be made to the Plan by employees of participating companies. These rollover transfers are lump-sum distributions from other tax-qualified plans of previous employers which participants elect to have invested in the Plan within sixty days of receipt. On July 1, 2000 the MMI Companies, Inc. Savings & Profit Sharing Plan (401(k)), transferred approximately $29.9 million into the Plan.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

                       December 31, 2001 and 2000



Note 6   Party-in-Interest Transactions

         Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under the Employee Retirement Income Security Act of 1974 (ERISA) unless a specific exemption applied. Fidelity Management Trust Company (Fidelity) is a party-in-interest as defined by ERISA as a result of being trustee of the Plan. Fidelity invests Plan assets in their short-term investment fund. The Plan also engages in transactions involving the acquisition or disposition of common stock and the short-term pool of The St. Paul Companies, Inc., a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the "prohibited transactions" provisions of ERISA and the Internal Revenue Code.


Note 7   Subsequent Events

         All shares of common stock of the Company currently held in the Common Stock Fund of the Plan, as well as the account balances under the Plan reflecting an interest in the Common Stock Fund, were transferred to the Company's Stock Ownership Plan effective at the close of business and the completion of all Plan transactions on March 28, 2002.

         All investment options (other than common or preferred stock of the Company) currently held in the Stock Ownership Plan to allow for diversification elections under the terms of the Stock Ownership Plan, as well as the account balances under the Stock Ownership Plan reflecting an interest in such investment options were transferred to the Plan effective at the close of business and the completion of all Plan transactions on March 28, 2002.

         Effective May 31, 2002, the Company added three new investment options to the Plan: the Nuveen Balanced Stock and Bond Fund (Class R), the Nuveen Large-Cap Value Fund (Class R) and the Nuveen Rittenhouse Growth Fund (Class R).

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN
                                                                   Schedule 1
                Schedule of Assets (Held at End of Year)
                            December 31, 2001

                                Description of                        Current
    Identity of Issue             Investment           Cost           Value**
--------------------------    -------------------    ----------   -----------

*The St. Paul Companies,      1,656,866 no par
  Inc.                         common shares        $44,826,663   $72,852,398

*Fidelity U.S. Bond Index    7,701,853 mutual
  FUnd                         fund shares           82,585,371    83,180,007

*Fidelity Puritan Fund       4,095,241 mutual
                               shares                79,103,264    72,362,900

*Fidelity U.S. Equity
  Index Commingled Pool      2,339,254 pool units    72,662,698    78,949,821

*Fidelity Blue Chip Growth   3,201,785 mutual
  Fund                         fund shares          152,126,044   137,484,654

*Fidelity Diversified        1,296,062 mutual
  International Fund           fund shares           26,436,889    24,728,870

*Fidelity Retirement Money   26,598,558 mutual
  Market Portfolio             fund shares           26,598,558    26,598,558

*Fidelity Equity-Income      634,249 mutual
  Fund                         fund shares           33,696,296    30,932,308

 F&G Life Stable Interest    Investment contract,
  Fund                         6.00% adjusted
                               annually, no
                               maturity date         37,329,175    37,329,175

 Franklin Small-Mid Cap      1,040,174 mutual
  Growth Fund-Class A          shares                38,015,501    32,422,232

 Neuberger Berman Genesis    790,901 mutual fund
  Fund                         shares                13,898,108    16,079,008

*Fidelity BrokerageLink                               2,431,412     2,538,495

 Participant loans           12.00% to 6.50%,
                               maximum 5 years       15,272,154    15,272,154

 Short-term investments:
  *St. Paul Short-Term       2.147%, due on
   Pool                        demand                    42,412        42,412

  *Fidelity Institutional    2.120%, due on
   Cash Portfolio              demand                11,043,691    11,043,691
                                                    -----------   -----------
   Total short-term investments                      11,086,103    11,086,103
                                                    -----------   -----------
     Total investments                             $636,068,236  $641,816,683
                                                    ===========   ===========

   *Party-in-interest

   **For ERISA reporting purposes current value is equal to market value, except for participant loans, which are equal to unpaid principal plus accrued interest.

   See accompanying independent auditors' report.

                                SIGNATURE
                                ---------



   The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.






   June 18, 2002                       THE ST. PAUL COMPANIES, INC.
                                             SAVINGS PLUS PLAN
                                                (The Plan)



                                       By John P. Clifford, Jr.
                                          ------------------------
                                          John P. Clifford Jr.
                                          Senior Vice President,
                                           Human Resources

                                          Member of the Administrative
                                          Committee for The St. Paul
                                          Companies, Inc. Savings Plus
                                          Plan